August 27, 2018

Ralph Hofmeier
Chief Executive Officer
Eurosport Active World Corp
3250 Mary St., # 303
Miami, Florida 33133

       Re: Eurosport Active World Corp
           Registration Statement on Form S-1
           Filed August 1, 2018
           File No. 333-226489

Dear Mr. Hofmeier:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed August 1, 2018

General

1. Throughout the prospectus, you refer to your listing on the OTC Bulletin Board and your quotation on the OTC Pink Tier. Please tell us, and revise your disclosure to explain, the implications of the labels "Pink No Information" and "Dark or Defunct". If appropriate, consider including a risk factor.
Selling Shareholders, page 12

2. Please provide the address of the person or entity offering to sell the shares and the nature of any position, office or other material relationship that the selling shareholder has had
 Ralph Hofmeier
FirstNameActive World Corp
Eurosport LastNameRalph Hofmeier
Comapany NameEurosport Active World Corp
August 27, 2018
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FirstName LastName
         within the past three years with the company or any of its predecessors or affiliates.
3. Please disclose whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. For those selling shareholders that are affiliates of broker-dealers, please disclose 1) each selling shareholder purchased the securities in the ordinary course of business; and 2) at the time of purchase of the securities to be resold, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If they are not able to make these representations, they must be identified as underwriters.
Description of Business, page 19

4. In the first paragraph, you refer to your "partners"; however we do not see disclosure or exhibits pertaining to a partnership agreement.
The Business, page 20

5. In the third paragraph of this section, you state you "presently rely on third parties to manufacture [your] products, sell, and distribute them." However, you do not appear to be engaged in operations yet. Please revise this disclosure or tell us what products you have contracted with third parties to manufacture, sell, and distribute. Our Business Relationships, page 21

6. Please provide more information regarding your agreement with SWATE including: the products subject to the licensing agreement, the patents and trademarks, and who will provide the technical assistance and know-how to which you refer. Other Acquisitions, page 23

7. Please disclose why it was necessary to acquire inactive businesses to concentrate resources and contacts. We note these businesses were owned by principals of the
         Company.
Present Contracts, page 23

8. Please update this section to reflect the realistic business prospects of the Company. For example, the contract with Saudi Arabia expires in two months, so it would appear unlikely you will fulfill the contract. The contracts with Mexico contemplate completion of 5 power plants no later than 2020 but you have not secured financing or begun construction on these facilities.
Worldwide Partnerships and Business Opportunities, page 27

9. Please reconcile the statement "various sales are on going process by some of the foregoing agents and distributers" (sic) with your statement that you have not yet generated revenue.
 Ralph Hofmeier
FirstNameActive World Corp
Eurosport LastNameRalph Hofmeier
Comapany NameEurosport Active World Corp
August 27, 2018
August 27, 2018 Page 3
Page 3
FirstName LastName
Legal Proceedings, page 29

10. Please revise your risk factor disclosure and your business plan to address the outstanding judgments that will need to be paid from any revenue you earn or capital you raise.
Management's Discussion and Analysis of Financial Condition and Results of Operations
12 month Growth Strategy and Milestones, page 31

11. Please revise this section discuss how and when you will raise capital to fund your business plan and how much you will seek to raise. Please include the likelihood of raising these funds given your lack of operations, current offering, outstanding judgments, and absence of a trading market for your stock. In addition, we note your timeline does not include the projects you have discussed elsewhere in the prospectus.
Management's Discussion and Analysis
Revenue Generation, page 32

12. This section contemplates earning revenue on projects that are based on raising significant amounts of capital and meeting unrealistic timelines. Please revise this section to only discuss those projects you believe can realistically be achieved from a timing and financing perspective. If you believe these projects can be achieved, please elaborate on how you intend to achieve them in the timeframes setforth.
Security Ownership of Certain Beneficial Owners and Management, page 44

13. Due to the marital relationship of Mr. Hofmeier and Ms. Velazquez, please consolidate the ownership of the shares to show each individual beneficially owns 56,986,585 shares.
          In addition, please revise further to include the shares owned by SWATE in the total number controlled by Mr. Hofmeier and Ms. Velazquez, so each individual will beneficially own 63,261,100.
Financial Statements, page F-1

14. Please update the financial information in your filing in accordance with Rule 8-03 of
         Regulation S-X.Disclose also on page F-19 whether the minimum fees have been waived for 2018 given that no corresponding liability is reflected on the Balance Sheet.
Item 15. Recent Sales of Unregistered Securities, page II-2

15. Please list the specific transactions for the sales of unregistered securities including, the nature of the services provided and the aggregate amount of consideration received by the registrant. For securities sold for cash, list the number of securities and the offering price.
Exhibits

16. Please file all material contracts as exhibits. For example, we note your references to
 Ralph Hofmeier
Eurosport Active World Corp
August 27, 2018
Page 4
         convertible debentures; licensing agreements, agreements with Mexico and Saudi Arabia for projects, commercial agreements with affiliates, agreements with sales agents and distributors, and patents you have acquired from affiliates.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 or Alfred Pavot,
Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at
(202) 551-3464
or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNameRalph Hofmeier
                                                           Division of
Corporation Finance
Comapany NameEurosport Active World Corp
                                                           Office of
Manufacturing and
August 27, 2018 Page 4                                     Construction
FirstName LastName